UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*



                     Alternative Technology Resources, Inc.
                     --------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   02145H 10 4
                                   -----------
                                 (CUSIP Number)


                                  Dr. Max Negri
                       31244 Palos Verdes Drive West, #234
                      Rancho Palos Verdes, California 90275
                               Tel: (310) 377-0274
                               -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 19, 2003
                               ------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02145H 10 4

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1.   NAMES OF REPORTING PERSONS                        Max Negri
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):               PF
--------------------------------------------------------------------------------

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E): [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:             United States
--------------------------------------------------------------------------------

NUMBER OF           7.  SOLE VOTING POWER:             5,360,433
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER:             119,000
OWNED BY        ----------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER:        5,360,433
REPORTING       ----------------------------------------------------------------
PERSON WITH        10.  SHARED DISPOSITIVE POWER:        119,000
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                5,479,433

--------------------------------------------------------------------------------

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES

     (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     7.6%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):           IN
--------------------------------------------------------------------------------

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

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to shares of Common Stock, par value $0.01 (the "Shares") of Alternative Technology Resources, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is Alternative Technology Resources, Inc., 629 J Street, Sacramento, California 95814.

ITEM 2. IDENTITY AND BACKGROUND

     a. The person filing this statement is Dr. Max Negri (the "Reporting Person").

     b. The business address of the Reporting Person is 31244 Palos Verdes Drive West, #234, Rancho Palos Verdes, California 90275.

     c. The Reporting Person's principal occupation is as the Chairman and Chief Executive Officer of the Negri Foundation.

     d. The Reporting Person, during the past five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. The Reporting Person, during the past five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     f.   The Reporting person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All Shares and warrants to purchase Shares were purchased with the Reporting Person's own funds. The Reporting Person did not acquire beneficial ownership of any of the Shares with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the Shares as described in Item 5 for investment purposes.

     The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

     a. The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated

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

          transactions with third parties or otherwise, depending upon market conditions and other factors.

     b. Subject to on going evaluation, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi) Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (vii)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (ix) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 5,479,433 or 7.6% of the outstanding Shares (includes 119,000 Shares owned by the Negri Foundation, an entity controlled by the Reporting Person).

     (b)  The number of Shares as to which the Reporting Person has:

          (i)  Sole power to vote or to direct the vote: 5,360,433

          (ii) Shared power to vote or to direct the vote: 119,000

          (iii) Sole power to dispose or to direct the disposition of: 5,360,433

          (iv) Shared power to dispose or to direct the disposition of: 119,000

     (c) The Reporting Person had the following transaction in the Shares within the last sixty (60) days:

          On September 19, 2003, the Reporting Person converted $2,344,704 of the outstanding principal and all accrued and unpaid interest under convertible notes with the Issuer into 3,086,043 Shares.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2003                           /s/ Max Negri
                                                   -----------------------------
                                                   Max Negri an Individual


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